Exhibit 99.1

BriaCell Anti-Cancer Technology Published in Leading Cancer Drug Discovery Journal

●	Anti-Cancer activity of BriaCell’s lead candidate, Bria-IMT™, in advanced breast cancer patients was published in a leading peer-reviewed publication.
●	Bria-IMT™, through a novel mechanism of action, rapidly destroyed tumors in patients who matched Bria-IMT™ HLA types, supporting BriaCell’s platform strategy of developing off-the-shelf personalized immunotherapy for multiple cancer indications.
●	The clinical data, previously reported, included rapid tumor reduction and extended survival.

PHILADELPHIA, PA and VANCOUVER, British Columbia, June 24, 2022— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX: BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for cancer, is pleased to announce the publication of novel scientific data and clinical data (previously reported) on BriaCell’s lead candidate, Bria-IMT™. The abstract of the paper was published on-line in Recent Patents on Anti-Cancer Drug Discovery, a publication focused on research (where patents have been registered) in leading therapeutic areas, targets, and agents related to anti-cancer drug discovery. The publication highlights BriaCell’s approach to developing novel cellular immunotherapies for cancer and the safety and efficacy of Bria-IMT™ against advanced breast cancer in a prior clinical study through a potentially unique mechanism of action. The full text of the article will be made available.

“We are thrilled to see the congruence of our scientific insights and the clinical activity of our immunotherapy in advanced breast cancer patients,” stated Dr. Williams, BriaCell’s President & CEO. “This paper highlights our findings of rapid tumor shrinkage in multiple anatomic locations including difficult to treat sites like the brain. We are even more excited to see the potential positive effect on survival in these patients. Having these scientific and clinical findings published in such a highly regarded journal is a significant achievement for BriaCell. The results support our approach for selecting patients most likely to benefit from our immunotherapy. This undergirds our current strategy of building a pipeline of off-the-shelf personalized immunotherapies as potentially safe and effective treatments for advanced breast cancer and other cancers,” Dr. Williams added.

As previously reported, clinical data in 4 advanced breast cancer patients who had failed multiple prior treatments showed that the Bria-IMT™ (also known as SV-BR-1-GM) immunotherapy regimen was safe and well tolerated and produced immune responses in all 4 patients. Importantly, the overall survival was over 33 months for three of the four patients suggesting an overall survival benefit. Rapidly disappearing tumors in the lung, the breast and the soft tissues of one patient re-appeared after treatment was ceased; then the tumors rapidly shrunk again upon re-treatment with the Bria-IMT™ regimen. Complete regression of brain metastases was observed in the patient who matched Bria-IMT™ at two HLA types suggesting a unique mechanism of action for Bria-IMT™.

The details of the publication are the following:

Journal: Recent Patents on Anti-Cancer Drug Discovery

Title: Regression of Breast Cancer Metastases Following Treatment with Irradiated SV-BR-1-GM, a GM-CSF Overexpressing Breast Cancer Cell Line: Intellectual Property and Immune Markers of Response

The abstract of the publication can be accessed via the following link: https://briacell.com/scientific-publications/.

BriaCell is currently conducting a Phase I/IIa study of Bria-IMT™ in advanced breast cancer (listed in ClinicalTrials.gov as NCT03328026). Additionally, the Company is developing novel targeted off-the-shelf personalized immunotherapies, also known as Bria-OTS™, for advanced breast cancer and other cancers.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Examples of forward-looking statements in this news release include, among others, statements the Company makes regarding: (i) the results, safety and efficacy of any potential treatment regime with Bria-IMT™ treatments; (ii) the potential impact of obtaining Fast Track status with the FDA; (iii) which patients the Fast Track designation may apply to; (iv) the nature and frequency of communications with the FDA; and (v) any acceleration in the drug approval and access process for Bria-IMT™. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under the heading “Risk Factors” in the Company’s most recent Annual Information Form, and under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO
1-888-485-6340
info@briacell.com

Media Relations:

Jules Abraham
Director of Public Relations
CORE IR
917-885-7378
julesa@coreir.com

Investor Relations Contact:

CORE IR
investors@briacell.com